Exhibit 99.2

MakeMyTrip Limited Announces Updated Details of Annual Meeting of Shareholders

Gurugram and New York, September 6, 2019: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s leading online travel company, announced today that the annual meeting of its shareholders for the financial year ended March 31, 2019 which was scheduled to be held on September 12, 2019 is cancelled. In lieu of this meeting which is cancelled, the Company will hold the annual meeting of its shareholders on Monday, September 30, 2019, beginning at 5:00 pm, Indian Standard Time, at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India. The Company’s notice of annual meeting and form of proxy were issued on September 6, 2019.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and unconsolidated financial statements audited by KPMG Mauritius for the financial year ended March 31, 2019 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to jonathan.huang@go-mmt.com.

About MakeMyTrip Limited:

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, ww.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 63,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President – Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com